Exhibit 99.2

LINKERS INDUSTRIES LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Linkers Industries Limited (the “Company”) and LPW Electronics Co Limited (the “LPW”), giving to the 49% acquisition of LPW as if it had occurred on December 31, 2025 for balance sheet purposes and for the period ended December 31, 2025 and June 30, 2025 for statement of operations purposes.

Description of the Business Combination

On June 17, 2026, the Company, through its wholly-owned subsidiary, Linkers Asia Pacific Limited (“LAPL”), entered into a sales and purchase agreement (the “Sale and Purchase Agreement”) with Mr. Man Tak Lau (“Mr. Lau”), pursuant to which LAPL conditionally agreed to purchase, and Mr. Lau, conditionally agreed to sell, 150,800 shares, or 29% of the outstanding shares, of LPW, for a cash consideration of approximately US$2,350,000. Immediately prior to the closing of the Sale and Purchase Agreement, LAPL currently owns 20% of the equity interests in LPW. Upon closing of the Sale and Purchase Agreement, LAPL will own 49% of the equity interests in LPW. The Sale and Purchase Agreement was completed on June 17, 2026.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is based on:

The historical consolidated balance sheet of the Company’s unaudited condensed consolidated statements of financial position as of December 31, 2025, in the Form 6-k filed with the SEC on April 29, 2026.

The historical consolidated statement of profit or loss of the Company’s unaudited condensed consolidated statement of profit or loss and other comprehensive income as of December 31, 2025, in the Form 6-k filed with the SEC on April 29, 2026.

The historical consolidated statement of profit or loss of the Company’s audited consolidated statement of profit or loss and other comprehensive income as of June 30, 2025, in the Form 20-F filed with the SEC on October 10, 2025.

The historical statement of profit or loss and other comprehensive income of LPW as of December 31, 2025 and 2024, extracted from its audited financial statements for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”).

Translations of amounts in the statements of financial position, statements of profit or loss from Ringgit Malaysia (“RM”) into United States Dollar (“USD”) as of and for the period ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon middle rate of USD1 — RM4.056, as published in the H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. The Company has not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The Company is still in the process of performing a full review of LPW’s accounting policies to determine if there are any additional material differences that require modification or reclassification of LPW’s revenues, expenses, assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of LPW that, when conformed, could have a material impact on the pro forma financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL POSITION

AS OF DECEMBER 31, 2025

	Company historical	Transaction accounting Adjustment	Notes	Pro Forma Combined	Pro Forma Combined
	RM	RM		RM	USD

Cash and bank balances	17,533,568	(9,532,172)	(a)	8,001,396	1,972,731
Investment in associate	3,264,063	9,532,172	(a)	11,249,774	2,773,613
		(1,546,461)	(c), (d)
Other receivable from an associate	-	24,990,571	(b)	24,990,571	6,161,383
Other payable to a related party	4,964,591	24,990,571	(b)	29,955,162	7,385,395

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025

	Company historical	Transaction accounting Adjustment	Notes	Pro Forma Combined	Pro Forma Combined
	RM	RM		RM	USD

Equity in loss of unconsolidated affiliates	(81,320)	(674,209)	(c)	(755,529)	(186,274)
Loss before income tax	(2,963,945)	(674,209)	(c)	(3,638,154)	(896,981)
Loss for the period	(2,854,001)	(674,209)	(c)	(3,528,210)	(869,874)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED JUNE 30, 2025

	Company historical	Transaction accounting Adjustment	Notes	Pro Forma Combined	Pro Forma Combined
	RM	RM		RM	USD

Equity in loss of unconsolidated affiliates	-	(872,252)	(d)	(872,252)	(215,052)
Loss before income tax	(4,887,093)	(872,252)	(d)	(5,759,345)	(1,419,957)
Loss for the year	(4,933,697)	(872,252)	(d)	(5,805,949)	(1,431,447)

Adjustments to Unaudited Pro Forma Condensed Combined Financial Statement

(a)	To reflect the acquisition cost of 29% equity interest in LPW for cash settlement of approximately US$2,350,000.

(b)	To reflect the novation agreement for all outstanding amounts owed by LPW to New Universe Industries Ltd, totaling approximately US$6,160,000, were assumed by LAPL and the corresponding amount owned to New Universe Industries Ltd by LAPL.

(c)	To recognize the 49% equity accounting - share of associate’s of loss during the period July 1, 2025 to December 31, 2025

(d)	To recognize the 49% equity accounting - share of associate’s of loss during the period July 1, 2024 to June 30, 2025

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for the Company and unaudited pro forma condensed combined per share information after giving effect to the 49% acquisition of LPW.

The net loss per share is calculated using the historical weighted average shares outstanding.

This information is only a summary and be read in conjunction with the historical financial statements of the Company and related notes. The unaudited pro forma combined per share information of the Company is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the 49% acquisition of LPW occured during the period presented, nor loss per share for any future date or period.

December 31, 2025	Company	Pro Forma Combined
Loss for the period (RM)	(2,854,001)	(3,528,210)
Basic and diluted weighted average shares outstanding	53,740	53,740
Basic and diluted net loss per share (RM)	(53.11)	(65.65)

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